SEC FILE NUMBER	001-33878
CUSIP NUMBER	40330W 205

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gushan Environmental Energy Limited

Full Name of Registrant

Not applicable.

Former Name if Applicable

No. 37, Golden Pond Road

Address of Principal Executive Office (Street and Number)

Golden Mountain Industrial District Fuzhou City, Fujian Province People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gushan Environmental Energy Ltd. (the “Company”), has determined that it is unable to file its Annual Report on Form 20-F for the year ended December 31, 2011 (the “Form 20-F”) by the April 30, 2012 due date. The Company has not completed its consolidated financial statements and related disclosures for the year ended December 31, 2011, due primarily to difficulties arising from the application of acquisition method accounting in connection with the Company’s acquisition of Hunan Yinlian Xiangbei Copper Company Limited (“Xiangbei”) in August 2012 in a business combination transaction. The delay in completion of the Company’s financial statements and related disclosures for the year ended December 31, 2011 is due primarily to the need to determine the fair value of certain acquisition-related contingent (earn-out) consideration payable by the Company as a result of the complexity of the contingent consideration payable and the difficulties associated with determining the probability of achievement of net income targets during a three year earn-out period. This contingent consideration is payable in the form of the Company’s shares and shares of its 75%-owned subsidiary, Engen Investments Ltd., and is subject to a claw-back if an overall three year net income target is not achieved.

The Company represents that it will file its Annual Report on Form 20-F within the extension period.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements related to the Company’s ability to file its Annual Report on Form 20-F within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review and preparation of its financial statements and unexpected delays that the Company may incur in connection with the preparation of the Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank Ngai Chi Chan	+852	2587 7232
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues

The Company’s revenues amounted to RMB1,449.7 million (US$230.3 million) for 2011, representing an increase of 254.9% from RMB408.5 million (US$61.9 million) for 2010. The revenues included revenue contribution of RMB1,396.4 million (US$221.9 million) from our recycled copper products business comprising revenue from third parties attributable to our two consolidated subsidiaries, Jin Xin and Xiangbei, of RMB1,211.9 million (US$192.6 million) and RMB184.5 million (US$29.3 million), respectively. The Company acquired controlling interests in and began consolidating the operating results of each of Jin Xin and Xiangbei in November 2010 and August 2011, respectively.

The Company’s revenue from its recycled copper products business totaled RMB1,396.4 million (US$221.9 million) for 2011, representing an increase of 581.0% from RMB205.1 million (US$31.1 million) for 2010. The increase in revenue was mainly due to the increase of contribution from Jin Xin’s revenue by 490.9% from RMB205.1 million for 2010 to RMB1,211.9 million (US$192.6 million) for 2011, reflecting mainly an increase in sales volume of recycled copper products by 435.7% from 3,787 tons for 2010 to 20,288 tons for 2011 and an increase in sales of scrap materials and the contribution of Xiangbei’s revenues since its acquisition in August 2011, which amounted to RMB184.5 million (US$29.3 million), reflecting a sales volume of 2,866 tons of recycled copper products and sales of scrap materials. The average selling price of recycled copper products increased by 6.4% from RMB53,697 per ton for 2010 to RMB57,113 (US$9,074.3) per ton for 2011.

The Company’s revenue from its biodiesel business totaled RMB53.4 million (US$8.5 million) for 2011, representing a decrease of 73.8% from RMB203.4 million (US$30.8 million) for 2010. The decline in revenues from the Company’s biodiesel business was due to a decrease in the sales volume of both biodiesel and biodiesel by-products. The sales volume of biodiesel amounted to 8,178 tons for 2011, representing a decrease of 80.7% from 42,391 tons for 2010. The decrease in sales volume was partly offset by an increase of the average selling price of biodiesel which increased by 27.5% from RMB4,505 per ton in 2010 to RMB5,742 (US$912.3) per ton for 2011. The sales volume of biodiesel by-products amounted to 1,464 tons for 2011, representing a decrease of 76.8% from 6,314 tons for 2010. The average selling price of biodiesel by-products was RMB2,589 (US$411.4) per ton for 2011, representing an increase of 31.3% from RMB1,972 per ton for 2010.

The decrease in the sales volume of both biodiesel and biodiesel by-products were attributable to continued suspension of production at most of the Company’s biodiesel plants primarily due to the continued shortage of raw materials due to local governments cracking down on certain alleged practices of vendors of used cooking oil that forced some of our suppliers to suspend operations and a slowing PRC economy. The Company does not expect to resume production at its biodiesel plants on a large scale basis in the near future.

Cost of Revenues

Cost of revenues for 2011 totaled RMB1,404.9 million (US$223.3 million), representing an increase of 191.5% from RMB481.9 million (US$73.0 million) for 2010. The increase was mainly due to cost of revenues of RMB1,321.4 million (US$210.0 million) from the Company’s recycled copper products business, representing an increase of 589.3% from RMB191.7 million for 2010. The increase was mainly due to an increase in the sale volume by 511.4% from 3,787 tons for 2010 to 23,154 tons for 2011. The unit cost of raw materials increased by 8.5% from RMB48,544 per ton for 2010 to RMB52,671 (US$8,368.6) per ton for 2011.

The cost of revenues of the Company’s biodiesel business totaled RMB83.5 million (US$13.3 million) for 2011, representing a decrease of 71.2% from RMB290.1 million (US$44.0 million) for 2010. The decrease in cost of revenues was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 24.0% from RMB3,573 per ton for 2010 to RMB4,431 (US$704.0) per ton in 2011. The increases in the cost of vegetable oil offal and used cooking oil were caused by the increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gushan Environmental Energy Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2012	By	/s/ Frank Ngai Chi Chan
		Name:	Frank Ngai Chi Chan
		Title:	Principal Financial Officer and Principal Accounting Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).